Mail Stop 6010

June 18, 2008

Lewis M. Kling, President
Flowserve Corporation
5215 N. O'Connor Boulevard
Suite 2300
Irving, Texas 75039

Re: **Flowserve Corporation**
              Form 10-K
              Filed February 27, 2008
              File No. 1-13179

Dear Mr. Kling:

We have limited our review of your filing to those issues we have addressed in the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You may decide it is appropriate to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have reviewed the correspondence between the company and the staff in 2006 regarding our review of your 10-K for 2005 and the company's business in Iran, Sudan and Syria. We have also reviewed the disclosure pertaining to business done with those three countries in the 10-K for 2006 and in the company's 10-Q for September 30, 2006. We note that your recent documents, including the 10-K for December 31, 2007, make no reference to Iran, Sudan and Syria. Please confirm that your planned phase out of business with those three countries, that

was discussed in the September 30, 2006 10-Q and in the 2006 10-K, has been substantially completed, or describe for us your current and anticipated operations in, or other contacts with these countries. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment, components and services you have provided in each of the five countries that are categorized by the U.S. Department of State as state sponsors of terrorism, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the governments of any of the five countries.

Noncompliance with U.S. export control laws could materially …, page 12

2.   We note the disclosure in the 10-K for the fiscal year ended December 31, 2007 that Flowserve Corporation has reported to the Department of Commerce that it may have violated certain export regulations. Please advise us to which countries you may have violated the export regulations, what types of products you sold that might not have been in compliance with U.S. export regulations and when these sales occurred.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney